CONTACT:

                                     Marianne V. Pastor

                                     (703) 560-5196

                           FOR IMMEDIATE RELEASE



Williams Industries, Inc.

Announces First Quarter Results;

NASDAQ Status Update


     Manassas, VA. --- December 14, 2005 --- Williams Industries, Inc. (NASDAQ - WMSI) today announced results for the first quarter of Fiscal 2006,
which ended October 31, 2005.   The company reported a loss of $250,000 or
$0.07 per share on revenues of $12,104,000. For the corresponding quarter in the prior year, the company reported a loss of $577,000 or $0.16 per share on revenues of $12,530,000. The quarters, however, are not directly comparable because the first quarter of Fiscal 2005 had a $350,000 income tax benefit which reduced a $918,000 loss before income taxes and minority interests to
the $577,000 figure.   The first quarter of Fiscal 2006 did not contain an
income tax benefit.

     Frank E. Williams, III, the company's president and CEO, said that while the company's results are not back to desired profitability, the quarter does
show marked improvement.   He attributed the improvement to the wrap-up of a
major unprofitable job in the company's manufacturing segment, as well as to
changes in costs of the company's insurance programs.   Additional
improvements in revenue and gross margins are anticipated throughout Fiscal
2006.

     Much of the expected improvement is due to the manufacturing segment, which is anticipated to benefit from increased governmental spending, particularly as it relates to bridge girders and Stay-In-Place metal forms used in highway construction.

     Additionally, on December 14, 2005, the Company received a notice from NASDAQ informing the Company that the Listings Qualification staff had determined that the Company had not provided definitive evidence of the Company's ability to achieve near term compliance with the continued listing
requirements for the NASDAQ National Market.   The Company had the option of
choosing to immediately apply for transfer of the Company's stock to the
NASDAQ Capital Market or of appealing the staff's determination.   The
Company has chosen to appeal the decision and all necessary paperwork is expected to be filed by December 16, 2005.

     Williams Industries' fiscal year goes from August 1 to July 31. The subsidiaries of Williams Industries, Inc. provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; crane rental, heavy and specialized hauling and rigging.

     This release contains forward-looking statements, which are subject to risks and uncertainties, that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please go to the company's web site "www.wmsi.com" or call the investor relation's office at (703) 335-7800.

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